Filed pursuant to Rule 433

November 21, 2019

Relating to

Preliminary Prospectus Supplement dated November 21, 2019

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-05

Duke Energy Florida, LLC
First Mortgage Bonds,

$700,000,000 2.50% Series due 2029

Pricing Term Sheet

Issuer:	Duke Energy Florida, LLC

Trade Date:	November 21, 2019

Settlement Date:	November 26, 2019; T + 3

Ratings (Moody’s/S&P):*	A1/A (stable/stable)

Interest Payment Dates:	June 1 and December 1, beginning on June 1, 2020

Security Description:	First Mortgage Bonds, 2.50% Series due 2029 (the “Mortgage Bonds”)

Principal Amount:	$700,000,000

Maturity Date:	December 1, 2029

Price to Public:	99.947% per Mortgage Bond, plus accrued interest, if any, from November 26, 2019

Coupon:	2.50%

Benchmark Treasury:	1.750% due November 15, 2029

Benchmark Treasury Yield:	1.776%

Spread to Benchmark Treasury:	+ 73 bps

Yield to Maturity:	2.506%

Redemption Provisions/ Make-Whole Call:

At any time before September 1, 2029 (which is the date that is three months prior to maturity of the Mortgage Bonds (the “Par Call Date”)), redeemable at the Treasury Rate + 15 bps. At any time on or after the Par Call Date, redeemable at par.

CUSIP / ISIN:	26444HAH4 / US26444HAH49

Joint Book-Running Managers:	BNP Paribas Securities Corp. MUFG Securities Americas Inc. RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Academy Securities, Inc. Mischler Financial Group, Inc.

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at 1-800-854-5674, MUFG Securities Americas Inc. toll free at 1-877-649-6848, RBC Capital Markets, LLC toll free at 1-866-375-6829, SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856, TD Securities (USA) LLC toll free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.